Hall Tees, Inc.

7405 Armstrong
Rowlett, Texas 75088
(214) 883-0140

November 11, 2009

Mr. John Reynolds
Mr. John Dana Brown
Ms. Raquel Howard
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:          Hall Tees, Inc.
Form S-1/A
File No. 333-150829

Dear Mr. Reynolds, Mr. Brown and Ms. Howard:

Following are responses to your comment letter dated October 9, 2009.

Risk Factors page 5
1.	Question
We note your response to our letter dated August 11, 2009, and we reissue the comment.  Please cite the specific legal basis, such as applicable state law, for each of your assertions that, “(1) Until the checks are negotiated (deposited in our account) they are legally the funds of the Payer; (2) the checks are held by us in a capacity of trust and can only be turned over to the Company when the minimum subscription is met; and, (3) until cashed and deposited in our general account, they would not be assets of the Company and therefore would not be within reach of creditors.”  Otherwise, please add a risk factor.

Answer
We note your comment and as such have added the following risk factor.

The money we raise in this offering before the minimum amount is met will be held uncashed in a company safe, and could be within reach of creditors, which if accessed, such action could cause your investment to lose value or become worthless.

The money we raise in this offering before the minimum amount of $50,000 is sold, will be held uncashed in a company safe. Although we believe that creditors would not have access to it, there is a possibility they could gain access to the funds to satisfy liabilities of the company. If such access occurred, there is a possibility that the Company would not have them to refund to the investors if the minimum offering is not raised, which could cause the investment to lose value or become worthless

Management’s Discussion and Plan of Operations, page 16
2.	Question
We note your response to comment three of our letter dated August 11, 2009, and we reissue the comment.  Your statement on page 16 that “upon approval of this registration statement the funds will be available to the Company” does not appear correct in light of the statement confirmed in your letter dated August 11, 2009 that “until we reach the minimum offering we would not be entitled to the funds or legally able to access them.”  Please remove the statement from page 16 or advise.

Answer
We have removed the statement from page 16.

Changes in and Disagreements with Accountants, page 20

3.	Question
We note that your accountants have changed due to a merger effective October 1, 2009.  Disclosures required by Item 304 of Regulation S-K must be presented if there was a change in accountants during the two most recent fiscal years and any subsequent interim period for companies that file an initial registration statement.  Please revise your disclosure.

Answer We have revised our disclosure as required by Item 304 of Regulation S-K; it follows.
EEffective October 1, 2009 our independent certified public accountant Rotenberg and Company LLP merged with another CPA firm, EFP Group, to form a new firm.  All of the partners and employees of Rotenberg and Company LLP and EFP Group have joined the new firm, EFP Rotenberg LLP.  EFP Rotenberg LLP succeeds Rotenberg and Company LLP as the independent registered public accounting firm.  Rotenberg and Company LLP had been our certified public accountant since inception.

Consolidated Statement of Operations, page F-2
4.	Question
We note you had interest expense of $1,227 for the six months ended June 30, 2008 while only $32 for the six months ended June 30, 2009.  It appears that there have been no changes to your capital lease or any interest bearing liabilities.  Please explain the credit you have recorded and revise your disclosure appropriately.

Answer
The interest expense in 2008 relates to the capital lease and as you note there have been no changes to the lease or our interest bearing liabilities.  The capital lease is accounted for as an asset and therefore the interest expense is recorded as depreciation expense.  It was our error as we did not reclass the 2008 expense to depreciation expense.  We have amended the financial statements, Statement of Operations and Statement of Cash Flows, to reflect the reclass for 2008.  We have also amended Footnote 2, Fixed Assets, to reflect the change as depreciation expense for the three and six month periods ending June 30, 2008 is now $3,918 and $7,812 respectively.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  William Lewis
William Lewis
President